SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934

			     International Seaways, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

			   	     Y41053102
			          (CUSIP Number)

                                    12/31/2016
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton International Limited

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,474,349

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,474,349

 (9) Aggregate amount beneficially owned by each reporting person.
    2,474,349

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     8.49%

 (12) Type of reporting person (see instructions).
     CO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton Associates LP

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,474,349

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,474,349

 (9) Aggregate amount beneficially owned by each reporting person.
    2,474,349

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    8.49%

 (12) Type of reporting person (see instructions).
    IA

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Canterbury Holdings (USA) LLC

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,474,349

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,474,349

 (9) Aggregate amount beneficially owned by each reporting person.
    2,474,349

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    8.49%

 (12) Type of reporting person (see instructions).
    OO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Canterbury Holdings Limited

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Guernsey

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,474,349

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,474,349

 (9) Aggregate amount beneficially owned by each reporting person.
    2,474,349

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    8.49%

 (12) Type of reporting person (see instructions).
    OO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Law, Andrew E.

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United Kingdom

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,474,349

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,474,349

 (9) Aggregate amount beneficially owned by each reporting person.
    2,474,349

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    8.49%

 (12)Type of reporting person (see instructions).
    IN


Item 1(a). Name of Issuer:
           International Seaways, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
	   600 3rd AVenue
	   39th Floor
	   New York, NY 10016

Item 2(a). Name of Person Filing:
(i) Caxton International Limited, a corporation organized under the laws of the British Virgin Islands ("Caxton International");
(ii) Caxton Associates LP, a limited liability partnership formed under the laws of the State of Delaware ("Caxton");
(iii) Canterbury Holdings (USA) LLC, a limited liability company formed under the laws of the State of Delaware ("Canterbury USA");
(iv) Canterbury Holdings Limited, a company formed under the laws of Guernsey ("Canterbury Guernsey"); and
(v) Andrew E. Law, an individual who is a citizen of the United Kingdom ("Law").

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i)   The address of Caxton International is Maple Corporate
     Services (BVI) Ltd. Kingston Chambers, P.O. Box 173, Road Town, Tortola, B.V.I.
(ii)  The address of Caxton is 731 Alexander Road, Bldg. 2, Princeton,
     NJ 08540.
(iii) The address of Canterbury USA is 500 Park Avenue, New York,
     NY 10022.
(iv) The address of Canterbury Guernsey is Trust Corporation of the Channel Islands Limited Roseneath, The Grange, St. Peter Port, Guernsey.
(v)   The address of Law is c/o Caxton Associates LP, Attention Scott
     B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.

Item 2(c). Citizenship:
(i)   Caxton International is a British Virgin Islands corporation.
(ii)  Caxton Associates is a Delaware limited partnership
(iii) Canterbury USA is a limited liability company formed under the laws of the State of Delaware.
(iv)  Canterbury Guernsey is a company formed under the laws of Guernsey.
(v)   Mr. Law is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP No.:
           Y41053102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of shares of Common Stock beneficially owned by Caxton International as of April 11, 2017 is 2,078,100.
(ii) The amount of shares of Common Stock that could be deemed to be beneficially owned by Caxton Associates by reason of its voting and dispositive power as of April 11, 2017 with respect to Caxton International is 2,078,100.
(iii) The amount of shares of Common Stock that could be deemed to be beneficially owned by Canterbury USA by reason of its voting and dispositive power as of April 11, 2017 with respect to Caxton International is 2,078,100.
(iV) The amount of shares of Common Stock that could be deemed to be beneficially owned by Canterbury Guernsey by reason of its voting and dispositive power as of April 11, 2017 with respect to Caxton International is 2,078,100.
(v) The amount of shares of Common Stock that could be deemed to be beneficially owned by Mr. Law by reason of his voting and dispositive power as of April 11, 2017 with respect to Caxton International 2,078,100.

(b) Percent of class:
(i) As of April 11, 2017 Caxton International beneficially owns 7.12% of the Class of Common Stock.
(ii) As of April 11, 2017 Caxton Associates may be deemed to beneficially own 7.12% of the Class of Common Stock.
(iii) As of April 11, 2017 Canterbury USA may be deemed to beneficially own 7.12% of the Class of Common Stock.
(iv) As of April 11, 2017 Canterbury Guernsey may be deemed to beneficially own 7.12% of the Class of Common Stock.
(v) As of April 11, 2017 Mr. Law may be deemed to beneficially own 7.12% of the Class of Common Stock.


(c) As of April 11, 2017 the number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  2,078,100
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	       of:  2,078,100

    As of April 11, 2017 the number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  2,078,100
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:   2,078,100

    As of April 11, 2017 the number of shares as to which Canterbury USA has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  2,078,100
	(iii)  Sole power to dispose or to direct the disposition of:
               0
	(iv)   Shared power to dispose or to direct the disposition
               of:  2,078,100

    As of April 11, 2017 the number of shares as to which Canterbury Guernsey has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  2,078,100
	(iii)  Sole power to dispose or to direct the disposition of:
               0
	(iv)   Shared power to dispose or to direct the disposition
               of:  2,078,100

    As of April 11, 2017 the number of shares as to which Mr. Law has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  2,078,100
	(iii)  Sole power to dispose or to direct the disposition of:
               0
	(iv)   Shared power to dispose or to direct the disposition
               of:  2,078,100

The number of shares and percentage of the class beneficially owned, as well as the number of shares as to which each reporting person has voting and dispositive power, as of December 31, 2016, is set forth in the cover pages.


Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct with respect to the information that is applicable to me.

Date: 04/21/17					Caxton International Limited

						By:  /s/ Joseph Kelly
						Joseph Kelly
						Vice President & Treasurer




						By:  /s/ Maxwell Quin
						Maxwell Quin
						Vice President & Secretary


						Caxton Associates LP


						By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Senior Vice President,
						General Counsel & Secretary


						Canterbury Holdings (USA) LLC



						By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Secretary


						Canterbury Holdings Limited



						By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law, as sole director,
						as attorney-in-fact



						Andrew E. Law



	 					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law,
						as attorney in fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of International Seaways, Inc. purchased and reflected herein are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date: 04/21/17					Caxton International Limited


						By:  /s/ Joseph Kelly
						Joseph Kelly
						Vice President & Treasurer




						By:  /s/ Maxwell Quin
						Maxwell Quin
						Vice President & Secretary


						Caxton Associates LP


						By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Senior Vice President,
						General Counsel & Secretary


						Canterbury Holdings (USA) LLC



						By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Secretary


						Canterbury Holdings Limited



						By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law, as sole director,
						as attorney-in-fact



						Andrew E. Law



	 					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law,
						as attorney in fact